FORM 52-109FT1 – CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending December 31, 2004;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109FT1 – CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending December 31, 2004;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial Officer
Hollinger Inc.

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending December 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings;

4.	The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Corporation to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending December 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings;

4.	The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Corporation to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial Officer
Hollinger Inc.

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Randall C. Benson, Chief Restructuring Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending March 31, 2006;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings;

4.	The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Corporation to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 7, 2007

/s/ Randall C. Benson
Randall C. Benson
Chief Restructuring Officer
Hollinger Inc.

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS

I, Ronald B. Mitchell, Acting Chief Financial Officer of Hollinger Inc. (the "Corporation"), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Corporation for the period ending March 31, 2006;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation, as of the date and for the periods presented in the annual filings;

4.	The Corporation's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Corporation, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Corporation to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 7, 2007

/s/ Ronald B. Mitchell
Ronald B. Mitchell
Acting Chief Financial Officer
Hollinger Inc.